PRESS RELEASE

TSX:  KGN

NYSE Alternext US: KGN

KEEGAN REPORTS POSITIVE RESULTS OF SCREEN FIRE ASSAY TEST FROM ESAASE GOLD DEPOSIT

March 2, 2009, Vancouver, BC: As part of its metallurgical studies on the Esaase deposit, Keegan has performed Screen Fire Assay (SCA) Tests on representative ore intercepts as a supplementary test of the standard 50 g fire assay (FA) technique currently employed in resource estimation.  The results indicate that the SCA results average 28% higher than the FA used in the recent resource calculation released February 27, 2009, suggesting that the FA likely provides a conservative, minimum estimate of the gold grade of the deposit (Table 1).  Table 2 and Figure 1 provide a rationale for the higher grades in the SCA: they indicate a significant percentage of coarse gold in the sample set (25%) that is not being captured by the standard (FA) technique.  Figure 1 indicates that there may be two populations of samples in the Esaase deposit; one (fine gold samples) whose grades are estimated adequately and equally by SCA and FA and another (coarse gold samples) whose grades are only adequately estimated by SCA.  As this could have positive implications for the overall grade of the Esaase deposit, Keegan is designing additional tests.

Table 1: Average Screen Fire Assay (SCA) Grade compared with standard fire assay (FA) n=103

SCA (g/t Au)	FA (g/t Au)	% increase in grade: SCA over FA
3.27	2.56	28%

Table 2: Breakdown of gold in coarse (CF) and fine (FF) fraction in SCA samples n = 103

SCA CF (g/t)	SCA FF (g/t Au)	Total CF wt.(g)	total FF wt.(g)	% total Au CF	% total Au FF
17.17	2.53	45.89	935.01	25%	75%

Figure 1: Screen Fire Assay (SCA) vs. Standard Fire Assay (FA) from same samples n=103

Dan McCoy States “We are happy to see that the screen fire assay is confirming that our standard fire assay is accurately measuring the fine gold that occurs in the Esaase deposit.  However, it the SCA also appears to be detecting coarse gold that the standard fire assay was missing.  This suggests that the new resource estimate released February 27th may underestimate both the grade and the total gold present in the Esaase deposit.  We are designing a phased study to assay additional samples from the deposit using screen fire assay in order to gain a better understanding of how much additional coarse gold may be present.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. Samples were taken from core sample splits from four different locations in the deposit where resource has been identified.  The samples were analyzed for gold at ALS Chemex Lab in Kumasi using standard 50 gram fire assay with atomic absorption finish and Screen Fire Assay.  The main difference between the two techniques is that the 50g fire assay employs a 50 g split from the entire one kg sample, whereas the screen fire assay assays the entire +100 mesh coarse split from a one kg sample along with a 50 g split from the under 100 mesh and uses a weight normalized value.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE Alternext US under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.